U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:Therapeutic Solutions International, Inc. (TSOI)

Registration Statement on Form S-1

File No.: 333-236338

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Therapeutic Solutions International, Inc. (the “Registrant”) hereby requests that the above-referenced Registration Statement on Form S-1 (as amended to the date hereof, the “Registration Statement”) be declared effective by 5:30 p.m. Washington D.C. time on July 28, 2020, or as soon as practicable thereafter.

Pursuant to this request, the Registrant acknowledges that:

•should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•the Registrant may not assert the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Hugh Kelso at (619) 840-5056, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Very truly yours,

Therapeutic Solutions International, Inc.

By:	/s/ Timothy G. Dixon
Timothy G. Dixon
Chief Executive Officer